January 6, 2025

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

       Re: Aigo Holding Ltd
           Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted December 26, 2024
           CIK No. 0002025255
Dear Fufei Lin:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December
26,
2024
Capitalization, page 50

1. We have reviewed your revisions in response to prior comment 2 and reissue. Please revise your capitalization table to include the company's indebtedness as of the most recent balance sheet date, including short and long-term borrowings and amounts due to related parties. Refer to Item 3.B of Form 20-F.
 January 6, 2025
Page 2
Consolidated Statements of Cash Flows, page F-7

2. We have reviewed your revisions in response to prior comment 4 and reissue in part.
       The second page of your statements of cash flows provided on pages F-7 and F-34 continue to state the amounts are presented in RMB. Please revise accordingly.
General

3. Where you provide cross-references to risk factors related to the legal and operational risks associated with your operations in China, including on the prospectus cover page and in the summary risk factors beginning at page 5, please revise to include the page number at which the relevant risk factor appears, in addition to its title.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yu Wang